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Exhibit 99

BioMarin/Genzyme LLC
Index to Financial Statements

Report of Independent Auditors

To the Steering Committee of BioMarin/Genzyme LLC:

        In our opinion, the accompanying balance sheets and the related statements of operations, of cash flows and changes in Venturers' capital present fairly, in all material respects, the financial position of BioMarin/Genzyme LLC at December 31, 2003, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Steering Committee of the Joint Venture; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the LLC's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
January 27, 2004

BioMarin/Genzyme LLC
Consolidated Balance Sheets
(Amounts in thousands)

	December 31,
	2004	2003
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$14,351	$14,586
Accounts receivable, net	16,710	5,423
Funding receivable-BioMarin Companies	—	1,938
Funding receivable-Genzyme	—	1,938
Inventories	38,626	37,277

Total assets	$69,687	$61,162

LIABILITIES AND VENTURERS' CAPITAL
Current liabilities:
Due to BioMarin Companies	$2,160	$4,051
Due to Genzyme Corporation	6,212	6,864
Accrued expenses	2,921	1,176
Deferred revenue	458	67

Total liabilities	11,751	12,158

Commitments and contingencies (Note H)	—	—
Venturers' capital:
Venturers' capital—BioMarin Companies	28,968	24,502
Venturers' capital—Genzyme Corporation	28,968	24,502

Total venturers' capital	57,936	49,004

Total liabilities and venturers' capital	$69,687	$61,162

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC
Consolidated Statements of Operations
(Amounts in thousands)

	For the Years Ended December 31,
	2004	2003	2002
	(Unaudited)
Revenues:
Net product sales	$42,583	$11,540	$296

Operating costs and expenses:
Cost of products sold	14,954	4,723	7,988
Selling, general and administrative	26,872	21,829	7,053
Research and development	20,191	14,738	15,046

Total operating costs and expenses	62,017	41,290	30,087

Loss from operations	(19,434)	(29,750)	(29,791)

Interest income	151	71	143

Net loss	$(19,283)	$(29,679)	$(29,648)

Net loss attributable to each venturer:
BioMarin Companies	$(9,641)	$(14,840)	$(14,824)

Genzyme Corporation	$(9,642)	$(14,839)	$(14,824)

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC
Consolidated Statements of Cash Flows
(Amounts in thousands)

	For the Years Ended December 31,
	2004	2003	2002
	(Unaudited)
Cash Flows from Operating Activities:
Net loss	$(19,283)	$(29,679)	$(29,648)
Reconciliation of net loss to net cash used in operating activities:
Noncash charges for inventory write down	—	2,800	7,207
Increase (decrease) in cash from working capital changes:
Accounts receivable	(11,287)	(5,423)	—
Inventories	(1,349)	(22,792)	(24,492)
Prepaid expenses and other current assets	—	—	—
Due to BioMarin Companies.	(1,891)	1,914	(959)
Due to Genzyme Corporation	(652)	4,094	542
Accrued expenses	1,745	1,076	86
Deferred revenue	391	67	—

Cash flows from operating activities	(32,326)	(47,943)	(47,264)

Cash Flows from Financing Activities:
Capital contributed by BioMarin Companies	16,045	25,943	25,140
Capital contributed by Genzyme Corporation	16,046	25,942	25,140

Cash flows from financing activities	32,091	51,885	50,280

Increase in cash and cash equivalents	(235)	3,942	3,016
Cash and cash equivalents at beginning of period	14,586	10,644	7,628

Cash and cash equivalents at end of period	$14,351	$14,586	$10,644

Supplemental disclosure of noncash transaction:
Funding Receivable—Note D.

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC
Consolidated Statements of Changes in Venturers' Capital
(Amounts in thousands)

	Venturers' Capital
	BioMarin Companies	Genzyme Corporation	Total Venturers' Capital
Balance at December 31, 2001	$1,145	$1,145	$2,290
2002 capital contributions	25,140	25,140	50,280
2002 net loss	(14,824)	(14,824)	(29,648)

Balance at December 31, 2002	11,461	11,461	22,922
2003 capital contributions	27,881	27,880	55,761
2003 net loss	(14,840)	(14,839)	(29,679)

Balance at December 31, 2003	24,502	24,502	49,004
2004 capital contributions (unaudited)	14,107	14,108	28,215
2004 net loss (unaudited)	(9,641)	(9,642)	(19,283)

Balance at December 31, 2004 (unaudited)	$28,968	$28,968	$57,936

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements

A.    Nature of Business and Organization

        BioMarin/Genzyme LLC, or the Joint Venture, is a limited liability company organized under the laws of the State of Delaware. The Joint Venture is owned:

  •
  50% by BioMarin Pharmaceutical Inc., which is referred to as BioMarin, and BioMarin Genetics, Inc., a wholly-owned subsidiary of BioMarin. BioMarin and its subsidiary are referred to as the BioMarin Companies; and

  •
  50% by Genzyme Corporation, which is referred to as Genzyme.

The BioMarin Companies and Genzyme are collectively referred to as the Venturers and individually as a Venturer. The Joint Venture was organized in September 1998 to develop and commercialize Aldurazyme, a recombinant form of the human enzyme alpha-L-iduronidase, used to treat a lysosomal storage disorder known as mucopolysaccharidosis I, or MPS I. The Joint Venture commenced operations as of September 4, 1998.

        The Joint Venture, BioMarin Companies and Genzyme entered into a Collaboration Agreement dated as of September 4, 1998. Under the terms of the Collaboration Agreement, Genzyme and the BioMarin Companies granted to the Joint Venture a world-wide, exclusive, irrevocable, royalty-free right and license or sublicense to develop, manufacture and market Aldurazyme for the treatment of MPS I and other alpha-L-iduronidase deficiencies. All program-related costs are equally funded by BioMarin, on behalf of the BioMarin Companies, and Genzyme. BioMarin and Genzyme are required to make monthly capital contributions to the Joint Venture to fund budgeted operating costs. If either BioMarin or Genzyme fails to make two or more of the monthly capital contribution, and the other party does not exercise its right to terminate the Collaboration Agreement or compels performance of the funding obligation, the defaulting party's (or, in the case of default by BioMarin, the BioMarin Companies') percentage interest in the Joint Venture and future funding responsibility will be adjusted proportionately.

        The Steering Committee of the Joint Venture serves as the governing body of the Joint Venture and is responsible for determining overall strategy for the program, coordinating activities of the Venturers as well as performing other such functions as appropriate. The Steering Committee is comprised of an equal number of representatives of each Venturer.

        On April 30, 2003, the United States Food and Drug Administration, commonly referred to as the FDA, granted marketing approval for Aldurazyme as an enzyme replacement therapy for patients with the Hurler and Hurler-Scheie forms of MPS I, and Scheie patients with moderate to severe symptoms. Aldurazyme has been granted orphan drug status in the United States, which generally provides seven years of market exclusivity.

        On June 11, 2003, the European Commission granted marketing approval for Aldurazyme to treat the non-neurological manifestations of MPS I in patients with a confirmed diagnosis of the disease. Aldurazyme has been granted orphan drug status in the European Union, which provides ten years of market exclusivity.

        Genzyme is commercializing Aldurazyme in the United States and is launching Aldurazyme in the European Union on a country-by-country basis as pricing and reimbursement approvals are obtained. Aldurazyme is manufactured at BioMarin's facility in California and is sent to either Genzyme's manufacturing facility in Allston, Massachusetts or to a third-party facility for the final filling and finish process.

B.    Summary of Significant Accounting Policies

Basis of presentation

        The Joint Venture is considered a partnership for federal and state income tax purposes. As such, items of income, loss, deductions and credits flow through to the Venturers. The Venturers have responsibility for the payment of any income taxes on their proportionate share of taxable income of the Joint Venture.

        As of December 31, 2003 and for the years ended December 31, 2003 and 2002, the Joint Venture qualifies as a significant subsidiary to both BioMarin and Genzyme and, as a result, audited financial statements are presented for those periods. As of December 31, 2004 and for the year ended December 31, 2004, the Joint Venture does not meet the criteria of a significant subsidiary to either BioMarin or Genzyme and, as a result, the financial statements for those periods have not been audited.

Principles of Consolidation

        The consolidated financial statements of the Joint Venture include the accounts of its wholly owned and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting method

        The financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Fiscal year-end

        The Venturers have determined that the fiscal year-end of the Joint Venture is December 31.

Uncertainties

        The Joint Venture is subject to risks common to companies in the biotechnology industry, including:

  •
  the ability of the Joint Venture to manufacture sufficient amounts of its products for development and commercialization activities;

  •
  the accuracy of the Joint Venture's estimates of the size and characteristics of markets to be addressed by the Joint Venture's products;

  •
  market acceptance of the Joint Venture's products;

  •
  the Joint Venture's ability to obtain reimbursement for its products from third-party payors, where appropriate;

  •
  the accuracy of the Joint Venture's information concerning the products and resources of competitors and potential competitors;

  •
  the Joint Venture's ability to successfully obtain timely additional regulatory approvals and adequate patent and other proprietary rights protection for its products; and

  •
  the content and timing of decisions made by the FDA and other regulatory agencies regarding the Joint Venture's products and manufacturing facilities.

Use of estimates

        Under accounting principles generally accepted in the United States of America, the Joint Venture is required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in its financial statements. The Joint Venture's actual results could differ from these estimates.

Cash and cash equivalents

        Cash and cash equivalents, consisting principally of money market funds with initial maturities of three months or less, are valued at cost plus accrued interest, which approximates fair market value. All of the Joint Venture's cash is held on deposit at one financial institution.

Inventories

        Inventories are valued at cost or, if lower, fair value. The Venturers determine the cost of raw materials and work in process using the average cost method and the cost of finished goods using the specific identification method. The Venturers analyze the Joint Venture's inventory levels quarterly and write down to its net realizable value:

  •
  inventory that has become obsolete;

  •
  inventory that has a cost basis in excess of its expected net realizable value;

  •
  inventory in excess of expected requirements; and

  •
  expired inventory.

        The Joint Venture capitalizes inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would likely result in the write off of the inventory and a charge to earnings. At December 31, 2004 (unaudited) and 2003, all of the Joint Venture's inventories are related to a product that has been approved for sale.

Comprehensive Loss

        The Joint Venture reports comprehensive income (loss) in accordance with Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 130, "Reporting Comprehensive Income." The comprehensive net loss for the years ended December 31, 2004 (unaudited), 2003 and 2002 does not differ from the reported net loss.

Transactions with affiliates

        The majority of the Joint Venture's operating expenses consist of project expenses incurred by the Venturers, either for internal operating costs or for third-party obligations incurred by the Venturers on behalf of the Joint Venture which are then charged to the Joint Venture. The Joint Venture owed a total of $8.4 million at December 31, 2004 (unaudited) and $10.9 million at December 31, 2003 to the Venturers for project expenses incurred on behalf of the Joint Venture.

Revenue Recognition

        The Joint Venture recognizes revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered to the customer, title and risk of loss have passed to the customer, the price to the buyer is fixed or determinable and collection from the customer is reasonably assured. Revenue transactions are evidenced by customer purchase orders, customer contracts in certain instances, invoices and related shipping documents.

        The timing of product shipments and receipts can have a significant impact on the amount of revenue that the Joint Venture recognizes in a particular period. Also, Aldurazyme is sold in part through distributors. Inventory in the distribution channel consists of inventory held by distributors, who are the Joint Venture's customers, and inventory held by retailers, such as pharmacies and hospitals. The Joint Venture's revenue in a particular period can be impacted by increases or decreases in distributor inventories. If distributor inventories increased to excessive levels, the Joint Venture could experience reduced purchases in subsequent periods. To determine the amount of Aldurazyme inventory in the Joint Venture's U.S. distribution channel, the Joint Venture receives data on sales and inventory levels directly from its primary distributors for the product.

        The Joint Venture records reserves for rebates payable under Medicaid and payor contracts, such as managed care organizations, as a reduction of revenue at the time product sales are recorded. The Joint Venture's Medicaid and payor rebate reserves have two components:

  •
  an estimate of outstanding claims for end-user sales that have occurred, but for which related claim submissions have not been received; and

  •
  an estimate of future claims that will be made when inventory in the distribution channel is sold to end-users.

        Because the second component is calculated based on the amount of inventory in the distribution channel, the Joint Venture's assessment of distribution channel inventory levels impacts its estimated reserve requirements. The Joint Venture's calculation also requires other estimates, including estimates of sales mix, to determine which sales will be subject to rebates and the amount of such rebates. The Joint Venture updates its estimates and assumptions each period, and records any necessary adjustments to its reserves. Accrued expenses for the Joint Venture includes a reserve for Medicaid and payor rebates payable of $0.5 million at December 31, 2004 (unaudited) and $0.2 million at December 31, 2003.

        The Joint Venture records allowances for product returns, if appropriate, as a reduction of revenue at the time product sales are recorded. Several factors are considered in determining whether an allowance for product returns is required, including:

  •
  the nature of Aldurazyme—Aldurazyme serves as a treatment, rather than a cure, for MPS I and, therefore, must be administered/infused to the patient on a weekly basis. Aldurazyme treats a small patient population, and the Joint Venture has insight into the patients receiving treatment. In addition, Aldurazyme has been granted Orphan Drug status in the United States and European Union. As a result, Aldurazyme is not currently subject to significant external risk factors such as technological obsolescence or competition;

  •
  the customers' limited return rights—due to the nature, purpose and means of use of Aldurazyme, customers do not have the right to return the product in the ordinary course of business, other than for defects. Aldurazyme, like all biotechnology products, must meet stringent FDA regulations and therefore is subjected to strict quality testing before it is sold. As a result, the Joint Venture expects the incidence of defects to be de minimus. Coupled with the inability to return the product, there is a high cost to the product which deters Aldurazyme customers from carrying significant amounts of inventory;

  •
  Genzyme's experience of returns for similar products. Genzyme has extensive experience with other lysosomal storage disorder products in the market, similar to Aldurazyme. These products are marketed and distributed through similar means and to similar customers. Genzyme's experience with these products is directly applicable to Aldurazyme and supports the Joint Venture's conclusions related to returns; and

  •
  the Joint Venture's estimate of distribution channel inventory, based on sales and inventory level information provided by the primary distributors for Aldurazyme, as described above.

        Based on these factors, the Joint Venture has concluded that product returns will be minimal and, therefore, an allowance for product returns for Aldurazyme is not necessary at December 31, 2004 (unaudited) or 2003. In the future, if any of these factors and/or the history of product returns changes, an allowance for product returns may be required.

Research and development

        Research and development costs are expensed in the period incurred. These costs are primarily comprised of development efforts performed by the Venturers or payments to third parties made by the Venturers, both on behalf of the Joint Venture, during the respective periods.

Income taxes

        The Joint Venture is organized as a pass-through entity; accordingly, the financial statements do not include a provision for income taxes. Taxes, if any, are the liability of the BioMarin Companies and Genzyme, as Venturers.

Recent Accounting Pronouncement

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, and Amendment of ARB No. 43, Chapter 4." SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is effective for inventory costs incurred after October 31, 2005. The Venturers do not anticipate that the adoption of SFAS No. 151 will have a material impact on financial statements of the Joint Venture.

C.    Accounts Receivable

        The Joint Venture's trade receivables primarily represent amounts due from distributors and healthcare service providers. The Joint Venture states accounts receivable at fair value, after reflecting an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make payments. The Joint Venture believes that its credit risk associated with trade receivables is mitigated by the following factors:

  •
  the product is sold to a diverse set of customers over a broad geographic range;

  •
  the Joint Venture performs credit evaluations of its customers on an ongoing basis; and

  •
  the Joint Venture performs a detailed, monthly review of the receivable aging and specific customer balances.

        There was no allowance for doubtful accounts recorded at either December 31, 2004 (unaudited) or 2003. To-date, due to the customers' credit worthiness, the monthly review of the receivable balances and the customers' need to maintain a supply of Aldurazyme and Genzyme's similar products, the Joint Venture has not written-off any receivables and no allowance for doubtful accounts has been necessary. In the future, if the financial condition of any of the Joint Venture's customers were to deteriorate and result in an impairment of the customer's ability to make payments, an allowance for doubtful accounts may be required.

D.    Funding Receivable

        At December 31, 2003, both Venturers had not provided their funding commitments for December 2003 and, as a result, the Joint Venture recorded funding receivable from each venturer of $1.9 million. Both Venturers paid their December 2003 funding commitments in January 2004. There were no funding amounts receivable from the Venturers at December 31, 2004 (unaudited).

E.    Inventories (amounts in thousands)

	December 31,
	2004	2003
	(Unaudited)
Raw materials	$2,155	$1,608
Finished products	36,471	35,669

Total	$38,626	$37,277

        The Joint Venture recorded charges of $2.8 million in 2003 to cost of products sold to write off certain production runs during the scale up of Aldurazyme manufacturing. There were no similar charges recorded in 2004 (unaudited).

        The Joint Venture capitalizes inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would likely result in the write off of the inventory and a charge to earnings. At December 31, 2004 (unaudited) and 2003, all of the Joint Venture's inventories are related to a product that has been approved for sale.

F.    Accrued Expenses (amounts in thousands):

	December 31,
	2004	2003
	(Unaudited)
Royalties	$2,095	$855
Other	826	321

Total accrued expenses	$2,921	$1,176

G.    Venturers' Capital

        As of December 31, 2004 (unaudited), Venturers' capital is comprised of monthly capital contributions made by the Venturers to fund budgeted costs and expenses of the Joint Venture in accordance with the Collaboration Agreement, net of losses allocated to the Venturers. All funding is shared equally by the two Venturers. As of December 31, 2004 (unaudited), the BioMarin Companies and Genzyme have each provided a total of $107.2 million of funding to the Joint Venture.

H.    Commitments and Contingencies

        The Joint Venture may become subject to legal proceedings and claims arising in connection with its business. There were no asserted claims against the Joint Venture as of December 31, 2004 (unaudited).

I.    Segment Information

        The Joint Venture operates in one business segment—human therapeutics. Disclosures about revenues by geographic area and revenues from major customers are presented below.

        The following table contains revenue information by geographic area (amounts in thousands):

	For the Years Ended December 31,
	2004	2003	2002
	(Unaudited)
Revenues:
US	$12,568	$4,499	$—
Europe	27,468	6,881	296
Other	2,547	160	—

Total	$42,583	$11,540	$296

        The Joint Venture's results of operations are solely dependent on sales of Aldurazyme. BioMarin manufactures Aldurazyme at a single manufacturing facility in California. The fill and finish process is completed at either Genzyme's manufacturing facility in Allston, Massachusetts or at a third party.

Sales of Aldurazyme to distributors, as compared to total revenues in 2004 (unaudited) and 2003, were as follows:

	% of Total Revenues
	2004	2003
	(Unaudited)
Sales to U.S. distributors	12%	19%
Sales to European distributors	6%	9%

Total sales to distributors	18%	28%

        Sales of Aldurazyme to a single U.S. distributor were 7% in 2004 (unaudited) and 12% of total revenues in 2003. There were no sales of Aldurazyme to distributors in 2002.

QuickLinks

  Exhibit 99
BioMarin/Genzyme LLC Index to Financial Statements
Report of Independent Auditors